Exhibit 99.1

ENTERA BIO INITIATES NEW RESEARCH PROGRAM FOR ORAL GLP-2

‒ Program Leverages Entera’s Platform for Potential Development of Oral GLP-2 Analogs for
Gastrointestinal and Other Indications ‒
‒ GLP-2 Analogs Currently Administered Via Daily Injection to Treat Short Bowel Syndrome ‒

BOSTON, Massachusetts & JERUSALEM, Israel (February 8, 2021) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, today announced a new research program for an oral glucagon-like peptide-2 (GLP-2) analog based on the Company’s platform technology. GLP-2, a peptide produced in the intestine and the central nervous system via the brainstem and hypothalamus, is known to enhance intestinal absorption, specifically the increased absorption of nutrients.

The only GLP-2 analog currently on the market, teduglutide, was approved in 2012 as a once daily injection for the treatment of short bowel syndrome in the U.S. and Europe, registering global sales of $574 million in 2019. In preclinical models, Entera’s oral formulation of a GLP-2 analog has shown a comparable pharmacokinetic profile to a subcutaneous injection. The ability of GLP-2 analogs to improve intestinal function, combined with new findings about the gut-bone and gut-brain connections, indicates these peptides may also have a role in the treatment of other diseases.

“We see significant potential for Entera’s platform technology beyond our lead programs in human parathyroid hormone. GLP-2 is a very good fit with our platform from a technical perspective and also meets our strategic objective of developing patient friendly, orally delivered drugs to improve convenience and compliance, while lowering treatment costs,” stated Entera CEO Spiros Jamas. “GLP-2 analogs are an important category of new therapies for many metabolic diseases and therefore we believe this product candidate is well positioned for partnering opportunities.”

Entera’s platform technology, which enables the oral delivery of large molecules, has the potential for use in biologics which represented approximately 30% of all U.S. FDA drug approvals between 2015 and 2018, and $20 billion in annual sales.

About Entera Bio

Entera is a leader in the development of orally delivered large molecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements

Various statements in this release are “forward-looking statements” under the securities laws. Words such as, but not limited to, “anticipate,” “believe,” “can,” “could,” “expect,” “estimate,” “design,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “target,” “likely,” “should,” “will,” and “would,” or the negative of these terms and similar expressions or words, identify forward-looking statements. Forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.

Important factors that could cause actual results to differ materially from those reflected in Entera’s forward-looking statements include, among others: changes in our interpretation of the interim data from the ongoing Phase 2 clinical trial of EB613, the timing of data readouts from the ongoing Phase 2 clinical trial of EB613, unexpected changes in our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates; a possible suspension of the Phase 2 clinical trial of EB613 for clinical or data-related reasons; the impact of COVID-19 on Entera’s business operations including the ability to collect the necessary data from the Phase 2 trial of EB613; the potential disruption and delay of manufacturing supply chains, loss of available workforce resources, either by Entera or its collaboration and laboratory partners, due to travel restrictions, lay-offs or forced closures or repurposing of hospital facilities; impacts to research and development or clinical activities that Entera is contractually obligated to provide, such as pursuant to Entera’s agreement with Amgen; overall regulatory timelines, if the FDA or other authorities are closed for prolonged periods, choose to allocate resources to review of COVID-19 related drugs or believe that the amount of Phase 2 clinical data collected are insufficient to initiate a Phase 3 trial, or a meaningful deterioration of the current political, legal and regulatory situation in Israel or the United States; the availability, quality and timing of the data from the Phase 2 clinical trial of EB613 in osteoporosis patients; the ability find a dose that demonstrates the comparability of EB613 to FORTEO in the ongoing Phase 2 clinical trial of EB613; the size and growth of the potential market for EB613 and Entera’s other product candidates including any possible expansion of the market if an orally delivered option is available in addition to an injectable formulation; the scope, progress and costs of developing Entera’s product candidates including GLP-2; Entera’s reliance on third parties to conduct its clinical trials; Entera’s expectations regarding licensing, business transactions and strategic collaborations; Entera’s operation as a development stage company with limited operating history; Entera’s ability to continue as a going concern absent access to sources of liquidity; Entera’s expectations regarding its expenses, revenue, cash resources, liquidity and financial condition; Entera’s ability to raise additional capital; Entera’s interpretation of FDA feedback and guidance and how such guidance may impact its clinical development plans; Entera’s ability to obtain and maintain regulatory approval for any of its product candidates; Entera’s ability to comply with Nasdaq’s minimum listing standards and other matters related to compliance with the requirements of being a public company in the United States; Entera’s intellectual property position and its ability to protect its intellectual property; and other factors that are described in the “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Entera’s annual and current filings which are on file with the SEC and available free of charge on the SEC’s website at http://www.sec.gov. Additional factors may be set forth in those sections of Entera’s Quarterly Report on Form 6-K for the quarter ended September 30, 2020, filed with the SEC in the fourth quarter of 2020. In addition to the risks described above and in Entera’s annual report on Form 20-F and current reports on Form 6-K and other filings with the SEC, other unknown or unpredictable factors also could affect Entera’s results. There can be no assurance that the actual results or developments anticipated by Entera will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Entera. Therefore, no assurance can be given that the outcomes stated in such forward-looking statements and estimates will be achieved.

All written and verbal forward-looking statements attributable to Entera or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Entera cautions investors not to rely too heavily on the forward-looking statements Entera makes or that are made on its behalf. The information in this release is provided only as of the date of this release, and Entera undertakes no obligation, and specifically declines any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Jonathan Lieber, CFO
Tel: +001 617-362-3579
jon@enterabio.com